September 17, 2010
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
U.S.A.

Attn:	Mr. Stephen Krikorian Ms. Laura Veator

Re:	Gravity Co., Ltd.
Dear Mr. Krikorian and Ms. Veator:
On behalf of our client, Gravity Co., Ltd. (the “Company”), we hereby submit for your review, the Company’s response to your comment letter dated August 18, 2010 in connection with the Company’s annual report on Form 20-F for the year ended December 31, 2009, filed with the Securities and Exchange Commission (the “Commission”) on June 1, 2010 (the “Form 20-F”). For ease of reference, we have set forth each comment in your letter followed by the Company’s response.
Form 20-F for the Fiscal Year Ended December 31, 2009
Cover Page
Comment No. 1
We note that you have checked “No” to the question relating to the Interactive Data File compliance. A company should not start checking the cover page box relating to Interactive Data File compliance until it is required to submit those files. Refer to Question 105.04 of Corporation Finance’s Compliance and Disclosure Interpretations of Exchange Act Forms.
Response to Comment No. 1
The Company notes your comment and acknowledges that the “No” box was inadvertently checked. The Company respectfully submits that as such error is a clerical one that is not material to investors, it would prefer not to file an amendment to the Form 20-F to correct the error.

Division of Corporate Finance
September 17, 2010

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 7. Equity Method investment, page F-19
Comment No. 2
We note your disclosure on page F-19 that you recorded equity losses relating to your investment in Online Game Revolution Fund No. 1 of Won 1,026 million, Won 5,119 million and Won 1,424 million in 2007, 2008 and 2009, respectively. Further, we note your statements on page 3 of your letter dated August 4, 2010 to the Office of the Chief Accountant, Division of Corporation Finance, that: 1) The partnership agreement for the Fund is set to terminate on December 31, 2010 and there are currently no plans for extension of the term; and 2) You do not expect a significant amount of distribution from the Fund in the future, including in the event of liquidation, as almost all of the games in which the Fund invested were not successful and resulted in losses for the Fund. Please tell us how you have considered the provisions of ASC 323-10-35-31 and ASC 323-10-35-32 in accounting for your investment, and what factors you have considered in determining that the carrying value of your investment and your future capital commitments are recoverable.
Response to Comment No. 2
The Company considered and applied the provisions of ASC 323-10-35-31 and ACS 323-10-35-32 in its accounting for its investment in Online Game Revolution Fund No. 1 (the “Fund”). The Company has completed assessments to determine if there were any other than temporary declines in the value of its investment in the Fund on an annual basis (and on a more frequent basis as needed) since the Company’s initial investment in the Fund during 2005.
For the year ended December 31, 2009, the Company completed such an assessment on its investment in the Fund as follows:
Step 1 — Determine whether any indicators of other than a temporary decline in value exist.
Step 2 — Determine whether the Company’s investment in the Fund has incurred a loss in value that is other than temporary.
As the Fund incurred operating losses during the year ended December 31, 2009 and in prior years, the Company concluded that indicators of other than a temporary decline in value existed. The Company then completed an assessment to determine whether or not its investment in the Fund incurred a loss in value that was other than temporary. The Company concluded that there was no loss in value that was other than temporary based on an evaluation of all of the relevant factors as described the following paragraphs.
Recoverability of Investment
The Fund was established in 2005 with the objective of investing directly in the development of online games or investing in other online game funds. The estimated fair value of the Fund was determined based on historical actual experience and expected future performance of each game or other investments. Since the inception of the Fund in 2005, the Fund has invested in eight games. Investment balances related to five of those eight games have been written down to zero as a result of poor historical performance and no positive future cash flows expected. One of the eight games was placed into commercial service during 2008. For periods after December 31, 2009, this game is expected to generate positive operating cash flows due to licensing agreements in place related to this game. The remaining two games which the Fund has invested in are still under development. The two games under development are progressing according to their respective development plans.

Division of Corporate Finance
September 17, 2010

The Company has estimated that when the Fund terminates on December 31, 2010, the Fund will be able to sell (during 2011) its investments in the respective games for amounts equal to or in excess of their carrying values. The estimate of future selling price of the game that was placed into commercial service during 2008 was based on the expected future cash flows to be generated by that game (through the licensing agreements associated with that game) during its remaining expected economic life and term of licenses. The estimate of future selling price of the two games under development was based on the forecasted cash flow model included in the two games respective development plans. At December 31, 2009, there were no indicators of decrease in value that was other than temporary for these two in-process games.
The Company has estimated that its share of the proceeds of these game sales will be at least equal to the carrying value of the Company’s investment in the Fund (which was US $972,000 at December 31, 2009).
In the Company’s letter to the Division of Corporate Finance dated August 4, 2010, the Company indicated that almost all of the games in which the Fund has invested were not successful and resulted in losses for the Fund. Of the six games invested in by the Fund that have been placed into commercial service, the investment balance for five of those games was written down to zero due to poor historical performance and no positive future cash flows (as explained above). The remaining two games invested in by the Fund are still under development. However, as explained above, for the three games in which the Fund still has a recorded investment balance at December 31, 2009, the Company is expecting that the Fund will be able to sell such games upon termination of the Fund. In addition, the Company has estimated that the Company’s share of such sale proceeds will be at least equal to the Company’s carrying value of its investment in the Fund.
In the Company’s letter to the Division of Corporate Finance dated August 4, 2010, the Company indicated that the Company does not expect a significant distribution from the Fund in the future. That statement was in the context of the consolidated operating cash flows of the Company (cash inflow of US $14,021,000 for the year ended December 31, 2009) and in the context of the consolidated investing cash flows of the Company (cash outflow of US $15,514,000 for the year ended December 31, 2009), and in the context of a significant distribution in excess of the carrying value of the Company’s investment in the Fund. As noted above, the Company does expect a cash distribution at least equal to the carrying value of its investment balance. However, the Company is expecting that such a cash distribution will not have a significant impact on consolidated cash flows, and will not be significantly in excess of the carrying value of its investment in the Fund.
With respect to future capital commitments, the Company has concluded that it is unlikely that future capital call will be made. At the general meeting of the partners of the Fund on April 15, 2009, the general partner stated to the Company that the Fund will not be making any further investments unless it can identify investments that would be profitable in the short-term. Through subsequent emails and calls, the general partner repeatedly expressed its intention not to make additional investments. On August 16, 2010, the general partner confirmed to the Company that there will not be a capital call during the remaining term of the Fund.
Financial Information of the Fund
At December 31, 2009, the Fund had total assets and total equity of US $11,416,000 and US $5,932,000, respectively. The Company’s ownership percentage of the Fund was 16.39% at December 31, 2009. Therefore, the Company’s share of the Fund’s equity was US $972,000. This amount is equal to the Company’s carrying value of its investment in the Fund. The Fund has no debt. The only liabilities of the Fund relate to payables for professional services and amounts owed to former Fund owners for their respective undistributed equity amounts. The Company reasonably believes that there will not be any additional capital call for investments in the Fund. The Company has recognized its share of impairment charges recorded by the Fund.

Division of Corporate Finance
September 17, 2010

The Company’s investment in the Fund represents 1.1% of the Company’s total consolidated assets and 1.3% of the Company total consolidated equity.
Termination of the Fund
The Fund is scheduled to terminate as of December 31, 2010, and the Company expects that there will not be an extension of the Fund. The Company has concluded that the game that was placed into commercial service during 2008 will be sold at some point during 2011 to another party for an amount at least equal to or in excess of its carrying value. This estimate is based on the game’s expected positive results for periods after December 31, 2009, the related license agreements in place, and the known commercial acceptance of the game in the market place. For the two games that are under development, the Company also expects that those games will be sold at some point during 2011 to another party for amounts at least equal to or in excess of its carrying values considering the eventual commercialization, market acceptance, and future cash flows associated with these games.
Conclusion
Based on the factors noted above, the Company has concluded that a loss in value that was other than temporary has not incurred relating to the Company’s investment in the Fund as of and for the year ended December 31, 2009.
The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in this letter and the Form 20-F;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this letter and the Form 20-F; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
ORRICK, HERRINGTON & SUTCLIFFE

Christie H. Tang

cc:	Mark J. Lee

Kim Heung Gon / Lee Yoon Joo Gravity Co., Ltd.

Kim Jae-Yoon Samil PricewaterhouseCoopers